November 26, 2014

VIA EDGAR

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	KLX Inc.
Registration Statement on Form 10-12B
File No. 001-36610

Dear Mr. Dobbie:

Reference is made to the Registration Statement on Form 10-12B (as amended to date, the “Registration Statement”) filed by KLX Inc. (the “Company”) with the United States Securities and Exchange Commission (the “Commission”).

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to November 26, 2014.

In addition, the Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Registration Statement, please direct them to Jason R. Lehner of Shearman & Sterling LLP at (212) 848-7974.  The Company requests that notification of the effectiveness of the Registration Statement be made by a telephone call to Mr. Lehner and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Thomas P. McCaffrey

Thomas P. McCaffrey
President and Chief Operating Officer

cc:	Jason R. Lehner, Esq.
Shearman & Sterling LLP